                       SECURITIES AND EXCHANGE COMMISSION

                            Washington, D. C.  20549


                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934

                                (AMENDMENT NO. 3)




                           Florida Gaming Corporation
- -------------------------------------------------------------------------------
                                (Name of Issuer)



                     Common Stock, Par Value $.10 Per Share
- -------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   340689 10 8
- -------------------------------------------------------------------------------
                                   (CUSIP No.)


                                Roland M. Howell
                           Plaza Venetia; Suite 22A-B
                              555 N.E. 15th Street
                              Miami, Florida  33132
                                 (305) 371-8080





                                  March 7, 1995
- -------------------------------------------------------------------------------
             Date of Event which requires filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Statement and is filing this
Statement because of Rule 13d-1 (b)(3) or (4), check the following box:   (   )

Check the following box if a fee is being paid with this Statement:  (   )

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                                                               Page 2 of 5 Pages
CUSIP NO.  340689 10 8                                      13D/A
  -----------------------------------------------------------------------------
  1.  NAME OF REPORTING PERSON   Roland M. Howell

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  ###-##-####

- -------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)   X
                                                          -----
                                                      (b) _____
- -------------------------------------------------------------------------------
3.  SEC USE ONLY

- -------------------------------------------------------------------------------
4.  SOURCE OF FUNDS                                                        PF

- -------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2 (D) OR 2 (E)                                   ---------

- -------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

- -------------------------------------------------------------------------------
    Number of                           7.  SOLE VOTING POWER

    Shares                                        - 0 -
                                        ------------------------------

    Beneficially                        8.  SHARED VOTING POWER

    Owned By                                    155,000
                                        ---------------------------------------

    Each                                9.  SOLE DISPOSITIVE POWER

    Reporting                                     - 0 -
                                        ---------------------------------------

    Person                              10. SHARED DISPOSITIVE POWER

    With                                        155,000
- -------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     Roland M. Howell beneficially owns 155,000 shares.

- -------------------------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     SHARES                                              __________

- -------------------------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   5%

- -------------------------------------------------------------------------------

14.  TYPE OF REPORTING PERSON
                                                                        IN
- -------------------------------------------------------------------------------
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                                                               Page 3 of 5 Pages

CUSIP NO.   340689 10 8                                     13D/A
  -----------------------------------------------------------------------------
  1.  NAME OF REPORTING PERSON                         Dorothy V. Howell

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERS0N     ###-##-####

- -------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)   X
                                                          -----
                                                      (b) _____
- -------------------------------------------------------------------------------
3.  SEC USE ONLY

- -------------------------------------------------------------------------------
4.  SOURCE OF FUNDS                                              PF

- -------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2 (D) OR 2 (E)                                     _______
- -------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
- --------------------------------------------------------------------------------
    Number of                           7.  SOLE VOTING POWER

    Shares                                        122,000
                                        ---------------------------------------
 ----
    Beneficially                        8.  SHARED VOTING POWER

    Owned By                                      155,000
                                        ---------------------------------------

    Each                                9.  SOLE DISPOSITIVE POWER

    Reporting                                     122,000
                                        ---------------------------------------

    Person                              10. SHARED DISPOSITIVE POWER

    With                                          155,000
- -------------------------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     Dorothy V. Howell beneficially owns 277,000 Shares.

- -------------------------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     SHARES                                                            _________

- -------------------------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               8.9%

- -------------------------------------------------------------------------------

14.  TYPE OF REPORTING PERSON                                         IN

- -------------------------------------------------------------------------------
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                                                               Page 4 of 5 Pages

     This Amendment No. 3 amends Items 3 and 5 of the Schedule 13D filed by Roland M. Howell and Dorothy V. Howell (collectively the "Howells") with respect to the common stock, par value $.10 per share (the "Shares") of Florida Gaming Corporation, a Delaware corporation (the "Issuer").

ITEM 1.   SECURITY AND ISSUER

     Not Amended.

ITEM 2.   IDENTITY AND BACKGROUND

     Not Amended.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Item 3 is amended to add the following at the end thereof.

     During the period February 3, 1995 through March 7, 1995,
Dorothy V. Howell, individually, purchased a total of 77,000 Shares in market transactions for an aggregate of $203,129.00 for an average of $2.64 per share. The Shares were purchased with Dorothy V. Howell's personal funds.

ITEM 4.   PURPOSE OF TRANSACTION

     Not Amended.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     Item 5 is hereby amended as follows:

     (a)  Item 5 (a) is amended to read in its entirety as follows:
     The Howells beneficially own, jointly, 155,000 shares and Dorothy V. Howell owns, individually, 122,000 Shares. Roland M. Howell disclaims beneficial ownership of the 122,000 Shares owned individually by Dorothy V. Howell.

     (b)  Item 5 (b) is amended to read in its entirety as follows:

     Roland M. Howell beneficially owns 155,000 Shares, which represents 5% of the Issuer's outstanding Shares. Roland M. Howell has shared voting power and shared dispositive power with respect to said 155,000 Shares.

     Dorothy V. Howell beneficially owns 277,000 Shares, which represents 8.9%
of the Issuer's outstanding Shares. Dorothy V. Howell has shared voting power and shared dispositive power with respect to 155,000 Shares and sole voting power and sole dispositive power with respect to 122,000 Shares.
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                                                               Page 5 of 5 Pages

     Item 5 (c) is amended to add the following at the end thereof:

     During the period February 3, 1995 through March 7, 1995, Dorothy V. Howell, individually, purchased a total of 77,000 Shares in market transactions for an aggregate of $203,129.00 for an average of $2.64 per share.

     Items 5 (d) and (e) are not amended.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Not Amended

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     Not Amended

                                   SIGNATURES
                                   ----------

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

DATE: March 9, 1995


                                        /s/ Roland M. Howell
                                        -------------------------
                                        Roland M. Howell



                                        /s/ Dorothy V. Howell
                                        -------------------------
                                        Dorothy V. Howell